Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

NARA BANCORP, INC.

Nara Bancorp, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of this Corporation is Nara Bancorp, Inc. and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was June 5, 2000.

SECOND: Article IV of the Certificate of Incorporation of this Corporation, as the same has been amended to date, is hereby amended and restated in its entirety to read as follows:

“ IV

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is fifty million (50,000,000) shares, forty million (40,000,000) shares of which shall be Common Stock (the “Common Stock”) and ten million (10,000,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.001 per share and the Common Stock shall have a par value of $0.001 per share.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby expressly authorized to provide for the issue of all of any of the remaining unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

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This Certificate of Amendment to Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the Delaware General Corporation Law (“DGCL”). This Certificate of Amendment to Second Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the DGCL by the stockholders of the Corporation.

IN WITNESS WHEREOF, NARA BANCORP, INC. has caused this Certificate of Amendment to Certificate of Incorporation to be signed by the Secretary in this 30th day of September 2005.

NARA BANCORP, INC.

By:	/S/ Lisa Pai
Lisa Pai
Acting Secretary

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